December 3, 2014

Via EDGAR and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Re:	IGI Laboratories, Inc. Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 31, 2014 File No. 001-08568

Ladies and Gentleman:

On behalf of IGI Laboratories, Inc. (the “Company”), we hereby respond to the comments provided by a letter (the “Comment Letter”) dated November 12, 2014, from the staff (the “Staff”) at the Securities and Exchange Commission (the “Commission”) in relation to the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as originally filed with the Commission on March 31, 2014 (the “Annual Report”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter. We are also delivering three courtesy copies of this letter to the attention of Jeffrey P. Reidler, Assistant Director, of the Commission.

Form 10-K Filed March 31, 2014

Business

Recent Developments, page 4

1.	We note that your responses to our prior comments 1-3.

•	With respect to your license, development, supply and marketing agreement with the unidentified pharmaceutical company described on page 4 of your Form 10-K, you must identify this counterparty in your disclosure, notwithstanding that you may not be required to file the agreement as an exhibit under Item 601(b)(10) of Regulation S-K. If disclosure of your entry into the agreement is material to investors, then it follows that the name of the party to this agreement is also material. Otherwise, the disclosure is not sufficiently meaningful to investors. Accordingly, please revise your annual report to identify the party in question.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

December 3, 2014

Response: We note the Staff’s comment and respectfully disagree that the name of the “unidentified pharmaceutical company” should be disclosed because the fact that the Company entered into the agreement is material and, therefore, would make any such disclosure more meaningful to investors. As explained in response to Comment 2 below, the Company disclosed the entry into this agreement merely in the context of updating investors on the Company’s business development activities, and not because entry into the agreement is material to the Company (please see the explanation below in response to Comment 2 on how this agreement has no particular strategic value and that the revenue generated by this agreement for the period covered by the Annual Report is less than 5% and is expected to be zero for the fiscal year ended 2014). In fact, the Company believes that amendment of its Annual Report just to include the name of the counterparty may cause confusion and potentially mislead investors into believing that the Company’s entry into this agreement or the agreement itself is more material than it really is. As a result, the Company respectfully disagrees with the Staff’s view that the failure to include the name of the counterparty renders the disclosure to investors any less meaningful, and that the Annual Report must be amended to include the name of the counterparty.

2.	With respect to each of your agreements with the unidentified pharmaceutical company, Medimetriks and Juventio, please provide us with your legal analysis explaining why:

•	You are not “substantially dependent” on the agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

•	Disclosure of the significant contractual terms of the agreement is not material to investors.

Response: The Company respectfully maintains that (a) it is not “substantially dependent” on any of the three agreements at issue, nor, with the exception of the agreement with Medimetriks, (b) is disclosure of the significant contractual terms of any of the agreements material to investors, pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K. The Company disclosed the agreements with the unidentified pharmaceutical company and Juventio in its Annual Report merely for the purpose of providing investors with an update on the status of its business development activities, and not because any one of these agreements, individually, is material to the Company’s business for the period covered by the Annual Report.

(a)	The Company is not substantially dependent on any of the agreements at issue.

The Company is not “substantially dependent” on any of the agreements as a contract “to sell the major part of registrant's products or services or to purchase the major part of registrant's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant's business depends to a material extent.” None of the three agreements satisfy these conditions.

In addition, none of the agreements are material in amount or significance, because, (i) as outlined in the Company’s response letter dated October 9, 2014, these agreements were made in the ordinary course of the Company’s business; (ii) none of these agreements provides any particular strategic value to the Company (except for the appointment of the Company as an “authorized generic,” or AG, as discussed further below); and (iii) the Company does not derive any substantial revenue from any one of these agreements. For the fiscal years ended 2013 (the period covered by the Annual Report) and 2014 (estimated as of the date of this letter), the agreement with (a) the “unidentified pharmaceutical company” generated less than 5% of the Company’s revenue, and is expected to generate no revenue, respectively; (b) Juventio generated less than 2% of the Company’s revenue, and is expected to generate no revenue, respectively; and (c) Medimetriks generated approximately 10%, and is expected to generate approximately 7%, of the Company’s revenue, respectively. Based on the foregoing, the Company does not believe that it is required to amend its Annual Report to file any of the agreements as exhibits to, or to disclose any additional terms of any of, the agreements.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

December 3, 2014

(b)	With the exception of Medimetriks, where the significant contractual term of such agreement, i.e., that the Company was appointed as AG for Medimetriks, has been disclosed, the Company does not believe that there are any other significant contractual terms in any of the other agreements, the disclosure of which would be material to investors.

With the exception of the agreement with Medimetriks, the Company does not believe that any of the agreements, each of which was made in the ordinary course of business, contain any significant contractual term, the disclosure of which the Company believes would be material to investors. With respect to Medimetriks, the Company believes that the only significant term in an otherwise ordinary course contract that could be material to investors is the Company’s appointment as Medimetriks’ AG distributor for certain products, which has been disclosed on page 5 of the Annual Report and reproduced below for the Staff’s convenience:

In December of 2011, we executed an agreement with one of our pharmaceutical partners, Medimetriks Pharmaceuticals, Inc. (Medimetriks), a branded specialty pharmaceutical company dedicated to the dermatology market. This agreement included IGI’s appointment as Medimetriks’ authorized generic (AG) distributor for certain products. In order to prepare to launch our first IGI label products, in 2012, we began to build our commercial infrastructure. We finalized all of our state licensing requirements, implemented our procedures with our third-party logistics partner, designed our sales order to cash administrative processes and added our first manager of national accounts to manage our sales. These processes led to the execution of our first contracts with large drug wholesalers, distributors and national retail chains. In October 2012, Medimetriks launched its first three products in its Synalar® (fluocinolone acetonide) line of prescription topical products, and on November 1, 2012, IGI gained authorization to launch generic distribution of certain of these products. In December 2012, we launched our first product, the AG for fluocinolone acetonide topical solution, and in January 2013, we successfully launched the AG for the fluocinolone acetonide ointment and cream.

In conclusion, the Company respectfully maintains that there are no other significant contractual terms in any of these three agreements that would be material to an investor and, therefore, need to be disclosed by the Company by way of an amendment to its Annual Report.

* * *

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Securities and Exchange Commission

December 3, 2014

Please call the undersigned at (212) 692-6200 with any comments or questions and please send a copy of any written comments to this response to:

Avisheh Avini, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

__/s/ Avisheh Avini______
        Avisheh Avini

cc:	IGI Laboratories, Inc. (Jason Grenfell-Gardner, President and CEO)

Mintz, Levin, Cohn, Ferris, Glovsky & Popeo, P.C. (Joel I. Papernik, Esq.)

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